

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2016

Mr. Robert Bertrand
President and Chief Financial Officer
Soupman, Inc.
1110 South Avenue, Suite 1000
Staten Island, NY 10314

> **Re:**   **Soupman, Inc.**
>   **Form 10-K/A Amendment No. 1 for the Fiscal Year Ended August 31, 2015**
>   **Response Dated March 10, 2016**
>   **File No. 0-53943**

Dear Mr. Bertrand:

We have reviewed your March 10, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2016 letter.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended August 31, 2015

Item 9A. Controls and Procedures

1. Your response to comment 1 stated that you will amend the filing to disclose your disclosure controls and procedures were not effective. However, the second paragraph under Item 9A of the amendment states that your disclosure controls and procedures were effective. Please explain this inconsistency to us.

Form 10-Q for the Quarterly Period Ended November 30, 2015

2. We reviewed your response to comment 3. Please confirm that in future filings on Form 10-Q you will disclose any change in your internal control over financial reporting identified in connection with the evaluation of disclosure controls and procedures that

occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products